Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 33

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on August 15, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On August 12, 2022, the closing price of our Common Stock was $6.83.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2022

NIKOLA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number,

including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 10, 2022, Nikola Corporation (the “Company”) announced that Mark A. Russell, President and Chief Executive Officer of the Company, will retire as Chief Executive Officer effective January 1, 2023, and as President of the Company effective August 9, 2022. Mr. Russell will continue to serve as a member of the board of directors of the Company (the “Board”).

On August 9, 2022, the Company appointed Michael Lohscheller to serve as President of the Company effective immediately, and as the Company’s Chief Executive Officer upon Mr. Russell’s retirement on January 1, 2023. Mr. Lohscheller, age 53, has served as President of Nikola Motor division since March 2022. Prior to joining the Company, Mr. Lohscheller served as the Global Chief Executive Officer of VinFast LLC, a private automotive manufacturer, from September 2021 to December 2021. Prior to that, from June 2017 to August 2021, Mr. Lohscheller served as Chief Executive Officer and board member at Group PSA of Opel Automobile GmbH, a German automobile manufacturer, and from September 2012 to June 2017, as Chief Financial Officer of Opel Group, General Motors Europe. Mr. Lohscheller served in various capacities at Volkswagen Group of America, a German automobile company, including as Chief Financial Officer from January 2008 to August 2012, and as Director of Group Marketing from 2004 to 2007. From 2001 to 2004, Mr. Lohscheller served as the Chief Financial Officer of Mitsubishi Motors Europe, a Japanese automotive manufacturer.

In addition, Mr. Lohscheller was appointed to the Board, effective August 9, 2022.

On August 15, 2022, the Board approved an Amendment to Executive Employment Agreement with Mr. Lohscheller (the “Lohscheller Amendment). The terms of Mr. Lohscheller’s employment agreement, as modified by the Lohscheller Amendment, provide that his employment with the Company will continue until terminated in accordance with the terms of the employment agreement. Mr. Lohscheller’s annual base salary was increased from $1 to $450,000. Pursuant to the employment agreement, on August 15, 2022 Mr. Lohscheller was granted a restricted stock award for 511,400 shares. The award is subject to vesting restrictions lapsing annually over a three-year period subject to his continued employment. Mr. Lohscheller was also granted a restricted stock award for an additional 267,250 shares, that vest subject to a $25 per share stock price milestone attained by June 3, 2024. Commencing with annual grants to be made in 2023, Mr. Lohscheller will be eligible for annual grants of stock awards subject to Board approval having an aggregate value on the date of grant of not less than $5,050,000, 50% of which will consist of a time-vested award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date, and 50% of which will consist of a performance award subject to such employment and performance based milestones as determined by the Board in its discretion.

Pursuant to his employment agreement, in the event of an Involuntary Termination (as defined in the agreement) of Mr. Lohscheller’s employment and subject to Mr. Lohscheller’s delivery of an effective release of claims and ongoing compliance with certain post termination restrictive covenants, including two year noncompete and nonsolicitation covenants and a nondisparagement covenant, Mr. Lohscheller will be entitled to receive: (1) a lump sum cash payment in an amount equal to $2,600,000, less applicable withholding taxes; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding taxes; (3) the acceleration in full of all unvested equity and equity based awards, other than Mr. Lohscheller’s performance-based award (and the post termination exercise period for unexercised stock options will be extended to three years following his termination date); and (4) following certification by the board of directors, Mr. Lohscheller’s performance-based stock award will vest in an amount based upon the achievement of the share price milestones prior to his termination date, prorated for the length of his employment during the performance period.

The selection of Mr. Lohscheller as President and Chief Executive Officer of the Company was not pursuant to any arrangement or understanding with respect to any other person. There are no family relationships between Mr. Lohscheller and any director or executive officer of the Company, and there are no transactions between Mr. Lohscheller and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

Also on August 15, 2022, the Board approved an Amendment to Executive Employment Agreement with each of Kim Brady, Chief Financial Officer, Britten Worthen, Chief Legal Officer, Pablo Koziner, President, Nikola Energy, and Joseph Pike, Chief Human Resources Officers (each an “Executive Amendment”). Pursuant to the Executive Amendments, (a) the annual salary of each such officer increased from $1 to $450,000 commencing as of the date of the Executive Amendment; (b) commencing with annual grants in 2023, 50% of each such officer’s annual grant will consist of a restricted stock award that is subject to time-based vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to continued employment, and 50% of each such officer’s annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion; and (c) each such officer’s existing performance-based stock awards with a stock price milestone of $40 and $55 per share was cancelled, and the performance period applicable to the shares with a $25 stock price milestone was extended by 12 months, from June 3, 2023 to June 3, 2024.

The foregoing summaries of the Lohscheller Amendment and the Executive Amendments do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Amendment to Executive Employment Agreement between the Company and each of Mr. Lohscheller, Mr. Brady, Mr. Worthen, Mr. Koziner and Mr. Pike, respectively, filed as Exhibits hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1#	Amendment to Executive Employment Agreement by and between the Company and Michael Lohscheller dated August 15, 2022.

10.2#	Amendment to Executive Employment Agreement by and between the Company and Kim J. Brady dated August 15, 2022.

10.3#	Amendment to Executive Employment Agreement by and between the Company and Britton M. Worthen dated August 15, 2022.

10.4#	Amendment to Executive Employment Agreement by and between the Company and Pablo M. Koziner dated August 15, 2022.

10.5#	Amendment to Executive Employment Agreement by and between the Company and Joseph R. Pike dated August 15, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2022

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer

Exhibit 10.1

August 15, 2022

Michael Lohscheller

3112 N 71st Street

Scottsdale, AZ 85251

Re: Amendment to Executive Employment Agreement dated February 2, 2022, by and between Nikola Corporation and Michael Lohscheller (the “Employment Agreement”)

Dear Michael:

I am pleased to provide you this amendment to the Employment Agreement (the “Amendment”) reflecting your promotion to the position of President of Nikola Corporation (the “Company”), your designation as successor to Mark Russell as Chief Executive Officer of the Company, and certain other changes to the terms of your employment as follows (defined terms shall have the meanings specified in the Employment Agreement unless otherwise defined herein):

Position. Effective as of August 9, 2022 (the “Amendment Date”), you are appointed to the position of President of the Company, reporting to the Company’s Board of Directors (the “Board”), and you are designated the successor to Mark Russell as Chief Executive Officer of the Company effective January 1, 2023. You have also been appointed a member of the Board, as approved by the Board on August 9, 2022.

Annual Salary. Effective as of the Amendment Date, your annual salary will be increased from $1 to $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Promotion Stock Award. Subject to approval by the Company’s Board of Directors (the “Board”), you will be granted a promotion stock award under the Company’s equity incentive plan (the “Plan”) consisting of restricted stock units for shares of the Company’s common stock having a value on the date of grant of $3,370,000, with the number of shares determined based upon the average closing stock price over the twenty (20) consecutive trading days immediately preceding the date of grant. The promotion grant will be subject to vesting restrictions which will lapse annually over a three-year period starting on the Amendment Date subject to your continued employment.

Stock Awards. Under the Employment Agreement, you were eligible for annual grants of Time-Vested Awards subject to Board approval having a value on the date of grant of not less than $3,100,000, and you received a Performance Award subject to stock price milestones and continued employment during a Performance Period ending June 3, 2023. The following amendments supersede applicable provisions of the Employment Agreement:

(1)

Commencing with the annual grants in 2023, you will be eligible for annual grants of stock awards subject to Board approval having an aggregate value on the date of grant of not less than $5,050,000, fifty percent (50%) of which will consist of a Time-Vested Award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of which will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

(2)

Subject to Board approval, your Performance Award will be amended to (A) cancel the portion of the award that can be earned upon the achievement of the stock price milestones of $40 and $55 (consisting of an aggregate of 740,303 shares), (B) recognize your promotion to President of the Company with a grant, contingent upon Board approval, of an additional 267,250 shares subject to the $25 stock price milestone, and (C) extend the Performance Period applicable to the 475,973 shares (representing your existing award plus the additional promotion-based shares) subject to the $25 stock price milestone by twelve (12) months, from June 3, 2023 to June 3, 2024. Other than as modified pursuant to the preceding sentence, the Performance Award will continue to be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Termination of Employment. The cash lump sum payment to which you would be entitled in the event of an Involuntary Termination of your employment subject to the terms and conditions of the Employment Agreement is increased from $1,050,000 to $2,600,000, less applicable withholding.

Certain Definitions. The following defined terms are modified as set forth below:

Good Reason. Good Reason shall mean a resignation by you as a result of (i) an adverse change in title, authorities or responsibilities that diminishes your position; (ii) you not becoming Chief Executive Officer as of January 1, 2023; (iii) a change in your reporting relationship such that you are no longer reporting to the Board; (iv) a material reduction in your base salary; or (v) a material breach by the Company of any of its obligations under this Agreement or any other written agreement between the Company and you. A resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within ninety (90) days after the condition comes into existence and the Company fails to remedy the condition within thirty (30) days after receiving your written notice.

Cause. Cause shall mean any of the following: (i) your repeated failure to follow the lawful instructions of the Board consistent with your title following written notice of any alleged failure and 15 days to cure such failure; (ii) your material violation of any written Company policy that has been provided to you; (iii) your commission of any act of fraud, embezzlement or any other material misconduct that has caused or is reasonably expected to result in injury to the Company; (iv) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company; or (v) your material breach of any of your material obligations under any written agreement or covenant with the Company.

Except as expressly modified by this Amendment, all of the terms and provisions of the Employment Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.

I am delighted to confirm the terms of this Amendment to you on behalf of the Company. Please sign and date this Amendment to confirm your agreement to the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Sincerely,

NIKOLA CORPORATION

BY:	/s/ Stephen Girsky
Name: Stephen Girsky
Its: Chairman of the Board of Directors

Accepted:

/s/ Michael Lohscheller	8/15/2022
Michael Lohscheller	Date

Exhibit 10.2

August 15, 2022

Kim Brady

[Address]

Re: Amendment to Executive Employment Agreement dated June 3, 2020, by and between Nikola Corporation and Kim Brady (the “Employment Agreement”)

Dear Kim:

I am pleased to provide you this amendment to the Employment Agreement (the “Amendment”) reflecting certain changes to the terms of your employment as follows (defined terms shall have the meanings specified in the Employment Agreement unless otherwise defined herein):

Annual Salary. Effective as of the date hereof, your annual salary will be increased from $1 to $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Stock Awards. Under the Employment Agreement, you are eligible for annual grants of Time-Vested Awards subject to Board approval having a value on the date of grant of not less than $3,200,000, and you received a Performance Award subject to stock price milestones and continued employment during a Performance Period ending June 3, 2023. The following amendments supersede applicable provisions of the Employment Agreement:

(1)

Commencing with the annual grants in 2023, fifty percent (50%) of such annual grant will consist of a Time-Vested Award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of such annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

(2)

Subject to Board approval, your Performance Award will be amended to (A) cancel the portion of the award that can be earned upon the achievement of the stock price milestones of $40 and $55 (consisting of an aggregate of 2,021,000 shares) and (B) extend the Performance Period applicable to the 570,000 shares subject to the $25 stock price milestone by twelve (12) months, from June 3, 2023 to June 3, 2024. Other than as modified pursuant to the preceding sentence, the Performance Award will continue to be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Except as expressly modified by this Amendment, all of the terms and provisions of the Employment Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.

I am pleased to confirm the terms of this Amendment to you on behalf of the Company. Please sign and date this Amendment to confirm your agreement to the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Sincerely,

NIKOLA CORPORATION

BY:	/s/ Michael Lohscheller
Name: Michael Lohscheller
Its: President

Accepted:

/s/ Kim Brady	8/15/2022
Kim Brady	Date

Exhibit 10.3

August 15, 2022

Britton Worthen

[Address]

Re: Amendment to Executive Employment Agreement dated June 3, 2020, by and between Nikola Corporation and Britton Worthen (the “Employment Agreement”)

Dear Britton:

I am pleased to provide you this amendment to the Employment Agreement (the “Amendment”) reflecting certain changes to the terms of your employment as follows (defined terms shall have the meanings specified in the Employment Agreement unless otherwise defined herein):

Annual Salary. Effective as of the date hereof, your annual salary will be increased from $1 to $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Stock Awards. Under the Employment Agreement, you are eligible for annual grants of Time-Vested Awards subject to Board approval having a value on the date of grant of not less than $3,000,000, and you received a Performance Award subject to stock price milestones and continued employment during a Performance Period ending June 3, 2023. The following amendments supersede applicable provisions of the Employment Agreement:

(1)

Commencing with the annual grants in 2023, fifty percent (50%) of such annual grant will consist of a Time-Vested Award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of such annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

(2)

Subject to Board approval, your Performance Award will be amended to (A) cancel the portion of the award that can be earned upon the achievement of the stock price milestones of $40 and $55 (consisting of an aggregate of 1,894,000 shares) and (B) extend the Performance Period applicable to the 534,000 shares subject to the $25 stock price milestone by twelve (12) months, from June 3, 2023 to June 3, 2024. Other than as modified pursuant to the preceding sentence, the Performance Award will continue to be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Except as expressly modified by this Amendment, all of the terms and provisions of the Employment Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.

I am pleased to confirm the terms of this Amendment to you on behalf of the Company. Please sign and date this Amendment to confirm your agreement to the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Sincerely,

NIKOLA CORPORATION

BY:	/s/ Michael Lohscheller
Name: Michael Lohscheller
Its: President

Accepted:

/s/ Britton Worthen	8/15/2022
Britton Worthen	Date

Exhibit 10.4

August 15, 2022

Pablo Koziner

[Address]

Re: Amendment to Executive Employment Agreement effective December 22, 2020, by and between Nikola Corporation and Pablo Koziner (the “Employment Agreement”)

Dear Pablo:

I am pleased to provide you this amendment to the Employment Agreement (the “Amendment”) reflecting certain changes to the terms of your employment as follows (defined terms shall have the meanings specified in the Employment Agreement unless otherwise defined herein):

Annual Salary. Effective as of the date hereof, your annual salary will be increased from $1 to $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Stock Awards. Under the Employment Agreement, you are eligible for annual grants of Time-Vested Awards subject to Board approval having a value on the date of grant of not less than $3,100,000, and you received a Performance Award subject to stock price milestones and continued employment during a Performance Period ending June 3, 2023. The following amendments supersede applicable provisions of the Employment Agreement:

(1)

Commencing with the annual grants in 2023, fifty percent (50%) of such annual grant will consist of a Time-Vested Award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of such annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

(2)

Subject to Board approval, your Performance Award will be amended to (A) cancel the portion of the award that can be earned upon the achievement of the stock price milestones of $40 and $55 (consisting of an aggregate of 1,420,155 shares) and (B) extend the Performance Period applicable to the 400,557 shares subject to the $25 stock price milestone by twelve (12) months, from June 3, 2023 to June 3, 2024. Other than as modified pursuant to the preceding sentence, the Performance Award will continue to be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Except as expressly modified by this Amendment, all of the terms and provisions of the Employment Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.

I am pleased to confirm the terms of this Amendment to you on behalf of the Company. Please sign and date this Amendment to confirm your agreement to the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Sincerely,

NIKOLA CORPORATION

BY:	/s/ Michael Lohscheller
Name: Michael Lohscheller
Its: President

Accepted:

/s/ Pablo Koziner	8/15/2022
Pablo Koziner	Date

Exhibit 10.5

August 15, 2022

Joseph Pike

[Address]

Re: Amendment to Executive Employment Agreement dated June 3, 2020, by and between Nikola Corporation and Joseph Pike (the “Employment Agreement”)

Dear Joe:

I am pleased to provide you this amendment to the Employment Agreement (the “Amendment”) reflecting certain changes to the terms of your employment as follows (defined terms shall have the meanings specified in the Employment Agreement unless otherwise defined herein):

Annual Salary. Effective as of the date hereof, your annual salary will be increased from $1 to $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Stock Awards. Under the Employment Agreement, you are eligible for annual grants of Time-Vested Awards subject to Board approval having a value on the date of grant of not less than $2,000,000, and you received a Performance Award subject to stock price milestones and continued employment during a Performance Period ending June 3, 2023. The following amendments supersede applicable provisions of the Employment Agreement:

(1)

Commencing with the annual grants in 2023, fifty percent (50%) of such annual grant will consist of a Time-Vested Award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of such annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

(2)

Subject to Board approval, your Performance Award will be amended to (A) cancel the portion of the award that can be earned upon the achievement of the stock price milestones of $40 and $55 (consisting of an aggregate of 1,263,000 shares) and (B) extend the Performance Period applicable to the 356,000 shares subject to the $25 stock price milestone by twelve (12) months, from June 3, 2023 to June 3, 2024. Other than as modified pursuant to the preceding sentence, the Performance Award will continue to be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Except as expressly modified by this Amendment, all of the terms and provisions of the Employment Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.

I am pleased to confirm the terms of this Amendment to you on behalf of the Company. Please sign and date this Amendment to confirm your agreement to the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Sincerely,

NIKOLA CORPORATION

BY:	/s/ Michael Lohscheller
Name: Michael Lohscheller
Its: President

Accepted:

/s/ Joseph Pike	8/15/2022
Joseph Pike	Date